123 South Front Street, Memphis, TN 38103 Phone (901) 495-6500

April 20, 2010

United States Securities and Exchange Commission
H. Christopher Owings, Assistant Director
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

RE:	Form 10-K for the Year Ended August 29, 2009, as amended
Filed October 26, 2009
Form 10-Q for the Period Ended February 13, 2010
Filed March 18, 2010
Form 10-Q for the Period Ended November 21, 2009
Filed December 17, 2009
Definitive Proxy Statement on Schedule 14A
Filed October 26, 2009
File No. 1-10714

Dear Mr. Owings:

This letter is to confirm our conversation today regarding the comment letter dated April 15, 2010, from the Securities and Exchange Commission relating to the referenced filings of AutoZone, Inc. (“AutoZone”).

In accordance with our conversation, we understand that AutoZone will be allowed until May 14, 2010 to submit its response to the comment letter. We are continuing to work on our response, and we appreciate your cooperation in granting us additional time to complete it.

If you have any questions or need any additional information, please do not hesitate to contact me at (901) 495-7966 or Clay Holder at (901) 495-8778. Thank you for your assistance.

Yours truly,

AutoZone, Inc.

By: /s/ Harry L. Goldsmith
Executive Vice President,
General Counsel and Secretary